BYND CANNASOFT ENTERPRISES INC.

2264 East 11th Avenue
Vancouver, B.C.
V5N 1Z6

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special general meeting (the "**Meeting**") of the shareholders of BYND Cannasoft Enterprises Inc. (the "**Company**") will be held in the boardroom at 733 Seymour Street, Suite 2900, Vancouver, British Columbia at 10:00 a.m. on Tuesday, February 27, 2024, to transact special business and for the following purposes:

1. to ratify, confirm and approve the Company's shareholder rights plan;

2. to approve amendments to the Company's restricted share unit compensation plan;

3. to approve an amendment to the Company's stock option plan;

4. to approve a consolidation of all the issued and outstanding common shares of the Company up to a 30:1 basis; and

5. to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof, without notice,

all as are more particularly set out in the management information circular dated January 25, 2024 accompanying this notice.

Please read the notes to the accompanying instrument of proxy and then complete and return it within the time set out in the notes. The enclosed instrument of proxy is solicited by management but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED the 25th day of January, 2024.

BY ORDER OF THE BOARD

"Yftah Ben Yaackov"

Yftah Ben Yaackov
CEO & Director

{03287356;1}